Technology Cooperation Agreement (the “Agreement”)

Party A: Xidelong (China) Co., Ltd.

Party B: China Institute of Sports Science of the General Administration of Sport of China

In accordance with the relevant regulations of the Contract Law and the General Principles of the Civil Law of the People’s Republic of China, and through friendly negotiations, Party A and Party B (hereinafter referred to as the “Parties”) hereto have agreed as follows on the development of scientific research and technology cooperation and services:

1.	General Cooperation Mode

The Parties will establish strategic partnership aiming at developing science and technology cooperation and services on the basis of scientific research in order to enhance the health standards of the Chinese people and raise the quality of national physical fitness.

a.	During the cooperation period, Party A shall have the right to use the words “Strategic Partner of China Institute of Sports Science of the General Administration of Sport of China” in its business promotions, product packaging and other promotional activities; whereas at the same time, Party A shall abide by the relevant laws and regulations of the People’s Republic of China in using these words.

b.	During the cooperation period, Party B shall organize and implement the relevant scientific research projects and technology researches and services for Party A by utilizing the scientific and technology methods and related conditions obtained from home and abroad.

c.	The Parties will jointly form a coordination team on technology research to ensure a successful cooperation between the Parties. Upon commencement of the technology cooperation, a research and development unit shall be set up under the name of Party B at the premise of Party A.

d.	Based on the marketing needs of Party A, Party B shall assist Party A in conducting activities such as research and development, science and technological consultation, popularization of science, advertisement, strategic planning, international and domestic academic exchange, community service and etc.

e.	Party B shall cooperate with Party A to fulfill the related tasks of a public listed company in the sports industry.

f.	The cooperation period between the Parties shall be a period of five (5) years beginning from October 20, 2011 to October 20, 2016. Upon expiry of this cooperation period, Party A shall have the preemptive right to renew the contract under the same circumstances.

2.	Contents of Technological Cooperation

a.	Party B shall provide research and development, and technological support on sports physiology for Party A to increase the technological contents, improve the quality of materials, adjust crafting process, and enhance marketing strategy of sport products of Party A.

b.	Party B shall assist Party A in the establishment of Sports Science Research Centre and recruitment of relevant local and overseas experts, together with the planning and design of the Research Centre, and provide support in guidance and trainings to staff in the Research Centre.

c.	In addition to the above agreed terms, all the research and development results of Party B and the research projects assigned to Party B by Party A are within the scope of technological services of Party B.

d.	For the research projects conducted by Party B for Party A, Party B shall first develop project plans and must obtain written consent from Party A prior to their implementation.

3.	Cooperation in Brand Marketing

a.	Party B agrees to engage in technology promotional activities during the contract period for promoting Party A’s brand, products and research centre.

b.	Party B shall, where appropriate, carry out sales promotions for Xidelong products when there are opportunities comes with either local or overseas academic activities, promotion of science and technological research results, as well as popularization of science activities.

c.	Party B agrees that it will assist Party A in preparing research and development, and marketing plans, as well as brand and product promotional activities for Party A.

d.	The brand marketing activities of Party A shall be closely linked with the national “Fitness for All” activities.

4.	Cooperation on works related to Party A’s company listed on NASDAQ
a.	Party B shall assist Party A in fulfilling the technological requirement of NASDAQ, as well as developing multi-cooperation program and providing services for the positive development of the Company.
b.	Party B shall assist Party A in developing marketing plan and technological solutions, and bring the concepts of “sports, technology and industry” into practice.
c.	Party B shall assist Party A in the administrative work of technological development.

5.	Fees and Payment Method

a.	Party A shall pay a “strategic partner” authorization fee to Party B in the amount of RMB 500,000 per year of cooperation in two installments. The first installment of RMB 250,000 shall be paid within fifteen (15) days upon execution of this Agreement and the second installment shall be paid in six months after Party B gives the notification of the payment date. The payment method in each of the four subsequent years is the same as the first year.

b.	Party A shall provide Party B with funds required for implementing the research and development, and technological cooperation projects organized by Party B for Party A, while Party B shall use such funds in accordance with the Measures on the Management and Use of Government Funds on Science and Technology.

c.	All costs and expenses incurred by Party B in organizing or participating in the promotional activities in relation to the promotional activities of Party A’s products shall be borne by Party A.

6.	Rights and Obligations of the Parties

a.	Rights and Obligations of Party A

I.	Party A shall have the right to use the words “Strategic Partner of China Institute of Sports Science of the General Administration of Sport of China” on its products, such as sport shoes, sport apparels, sport accessories, as well as business promotional materials.

II.	Party A shall pay all fees and costs to Party B in full subject to the terms and conditions agreed hereunder.

III.	Party A shall guarantee the quality of Xidelong products and be responsible for all legal and financial liabilities arising from quality issues of its products.

IV.	Party A shall assist Party B to perform all the relevant science and technological researches, as well as testing and promotional activities.

V.	Party A shall have the preemptive right in using the relevant science and technological research and development results, which Party B has self-owned intellectual property rights on, and in cooperating with Party B on certain projects under the same circumstances.

VI.	All data generated from technological testing, as well as documentations such as analysis reports together with the research and development results from the cooperation between the Parties, shall be filed with Party B when using for business promotion purposes. If Party B raises objections, the Parties shall negotiate separately and such activities shall be conducted only upon mutual agreement.

b.	Rights and Obligations of Party B

I.	Party B shall guarantee that Party A has the exclusive right to be the “strategic partnership” with Party B for such product categories including sport shoes, sport apparels and sport accessories.

II.	Party B shall set up a research and development unit and Sports Science Research Centre at Party A’s premise upon the confirmation of the first cooperation project.

III.	Subject to a clear expression of no intention for cooperation by Party A, Party B shall have the right to cooperate with third parties on its research projects in the field of technological development.

IV.	Party B shall be entitled to charge Party A the fees as agreed by the Parties hereunder within the said period of time.

V.	Party B shall engage in promotional activities in relation to the marketing of Party A’s products.

VI.	Party B shall select and engage both local and overseas experts to participate in the research and testing activities.

7.	Liabilities for Breach of Contract

a.	If Party A fails to pay the fees within the period of time as agreed hereunder and thereafter fails to pay again within a reasonable period of time after receiving a written notice from Party B, Party B shall have the right to request Party A to pay for the damages caused by the payment default according to the relevant regulations of the Supreme People’s Court on Delayed Payment.

b.	Both parties shall keep the contents of cooperation in strict confidence and, in case of any disclosure by either party has resulted in economic losses to the other party, the injured party shall be entitled to demand for indemnity from the breaching party to recover its economic losses.

c.	Party A shall not use the name of Party B discretionarily to engage in any civil and business activities beyond its rights as provided hereunder.

d.	In case of any loss incurred as a result of any breach of this Agreement by either party, the breaching party shall be liable for breaching the Agreement.

8.	Dispute Resolution

Any dispute between the Parties arising from this Agreement or from breaching this Agreement by either party will first be settled through negotiations between the Parties. If the Parties fail to reach an agreement through negotiations, either party shall be entitled to file a suit against the other with a competent People’s Court by virtue of this Agreement.

9.	Miscellaneous

a.	The research and development results generated from cooperation between the Parties shall be owned by the Parties.

b.	Party B shall actively assist Party A in providing the documents to apply the government funding on science and technology innovations in accordance with the relevant government policies.

c.	Upon execution of this Agreement, Party B promises to assist Party A in holding the conference and signing ceremony for the technological cooperation of “Strategic Partner of China Institute of Sports Science of the General Administration of Sport of China” according to the time and venue selected by Party A.

d.	During the cooperation period, Party A shall be liable for any dispute arisen from the quality of the Xidelong products between Party A and consumers, any economical dispute arisen from its business operation, or any credit and debt arisen from these disputes.

e.	Party A acknowledges any existing agreements or contracts between Party B and the third parties prior to the execution of this Agreement.

f.	This Agreement is effective on the date of signing by both Parties.

g.	This Agreement is executed in four copies of which each party shall hold two copies. All copies should have the same legal effect.

Party A: Xidelong (China) Co., Ltd.

Address: Quanzhu City, Fujian Province

Signature of Authorized Representative:  /s/ Lin Shuipan

Date: October, 20, 20011

Party B: China Institute of Sports Science of the General Administration of Sport of China

Address: No. 11, Tuyuguan Road, Chongwen District, Beijing

Signature of Authorized Representative: /s/ Zhang Liang

Date: October, 20, 2011